Exhibit 99.1

STUDIO CITY FINANCE LIMITED

DISCLOSURE PURSUANT TO RULE 324(1) OF THE LISTING MANUAL

OF THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

We refer to the notice of partial redemption dated June 18, 2026 in relation to the Notes (the “Redemption Notice”). Capitalized terms used but not otherwise defined in this announcement have the same meaning as in the Redemption Notice.

Pursuant to the Redemption Notice, Studio City Finance Limited (the “Company”) has redeemed an aggregate principal amount of US$165,000,000 of its outstanding 6.500% senior notes due 2028 (the “Notes” and such Notes which have been redeemed as described herein, the “Redeemed Notes”). The Redeemed Notes represent 33% of the aggregate principal amount of Notes at the time of the initial listing. The Company has canceled all of the Redeemed Notes. After cancelation of the Redeemed Notes, an aggregate principal amount of US$335,000,000 of the Notes remain outstanding.

The details of the Redeemed Notes are as follows:

ISIN Code:	USG85381AF13 and US86389QAF90

CUSIP Numbers:	G85381 AF1 and 86389Q AF9

Date of redemption:	July 18, 2026

This announcement is not an offer to purchase, subscribe for or sell any securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

By: Studio City Finance Limited, as Issuer

Dated: July 21, 2026